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                             January 13, 2023

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       149 Fifth Avenue, Floor 10
       New York, NY 10010

                                                        Re: Fig Publishing,
Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 22,
2022
                                                            File No. 024-12017

       Dear Chuck Pettid:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Regulation A+ Offering History, page 36

   1. In the table on page 37, you indicate that you have provided Fig Funds attributable to Fig
                                                        Portfolio Shares -
Series 2021 for eight video games. Please file the related Fig revenue-
                                                        sharing agreements for
these video games and disclose how the Fig Revenue Share is
                                                        calculated under each
agreement.
 Chuck Pettid
FirstName  LastNameChuck    Pettid
Fig Publishing, Inc.
Comapany
January 13,NameFig
            2023     Publishing, Inc.
January
Page 2 13, 2023 Page 2
FirstName LastName
General

2. In your disclosure provided in response to prior comment 6, you indicate that the Fig
         Share Termination Date is 60 months after the date that is the earlier of (i) the date that the final Licensed Game under the Fig Revenue-Sharing Agreement is published or (ii) March
         1, 2023. The Atari License Agreement indicates it is 60 months after the date that is the earlier of (i) the date that the final Licensed Game under this Agreement is published or
         (ii) December 1, 2022. Please revise. In addition, since it appears no Licensed
         Game under the agreement was published before December 1, 2022, clarify that the Fig
         Share Termination Date is December 1, 2027.
3. Please highlight that the Fig Revenue Share Termination Date under the Atari License
         Agreement, and thus the time period that investors in FGS-Atari can receive dividends, is different from the revenue-sharing agreements for your previous series of Fig Gaming
         Shares. Explain the difference and how the operation of the Atari License Agreement has negative consequences to investors in FGS-Atari shares compared to the other revenue-
         sharing agreements.
4. Refer to our prior comment 11 and the disclosure under "Atari Corporate History and Key
         Persons" on pages Atari-17 through Atari-19. Please revise this disclosure so that it is clear which entity now owns Atari assets and intellectual property and how that entity is related to Atari Interactive, Inc., the party to the Atari License Agreement. Streamline the disclosure to provide information that would be material to investors in FGS - Atari, whose dividends are dependent on the terms of the Atari License Agreement and the video games Fig determines to fund with Fig Funds attributable to FGS - Atari shares. Avoid giving the impression that investors in FGS - Atari are investing in Atari itself by, for example, providing detailed disclosure about Atari's board of directors or who owns equity and voting rights in Atari.
5. In response to prior comment 8, you indicate that you replaced the graph on page Atari
         21 illustrating potential cumulative dividends with a graph disclosing the assumed time
         period of    estimated lifetime distributions    in light of the Fig
Share Termination Date. To
         the extent you retain this graph, disclose specific dates or years in both the graph and the table based upon a reasonable estimation of when potential video games could be identified, Fig Funds could be distributed for their development, the approximate two to three years it takes to develop and publish the games, when the games would be expected to generate revenues, and December 1, 2027. Disclose that, since it may take several years for any Licensed Games to be identified, developed and start generating revenues, holders of FGS-Atari shares may not receive dividends prior to the December 1, 2027 deadline for receiving dividends. This is because, even if Fig Funds are provided before December 1,
         2027 for one or more Licensed Games, holders of FGS-Atari shares will not be entitled to dividends on those Licensed Games if they begin generating revenues and become commercially successful after December 1, 2027.
 Chuck Pettid
FirstName  LastNameChuck    Pettid
Fig Publishing, Inc.
Comapany
January 13,NameFig
            2023     Publishing, Inc.
January
Page 3 13, 2023 Page 3
FirstName LastName
      Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Anthony Ain, Esq.